United States securities and exchange commission logo





                          December 12, 2022

       Eric Adams
       President and Chief Executive Officer
       InMed Pharmaceuticals Inc.
       Suite 310 - 815 West Hastings Street
       Vancouver, British Columbia, Canada
       V6C 1B4

                                                        Re: InMed
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 7,
2022
                                                            File No. 333-268700

       Dear Eric Adams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian P. Fenske